BRK, Inc.

June 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BRK, Inc. Withdrawal of Form 1-A Filed April 16, 2019 File No. 024-10989

Ladies and Gentlemen:

On behalf of BRK, Inc., a Nevada Corporation (the “Company”), we hereby request that the offering on Form 1-A (File No. 024-10989) as filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2019 be withdrawn, effective the date of this letter.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Amendment(s) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to William Eilers of Eilers Law Group, P.A., via email at wreilers@eilerslawgroup.com.

If you have any questions or comments regarding this request or require any additional information, please do not hesitate to contact Eilers Law Group, P.A. at (786) 273-9152.

                                                                                                            Sincerely,

                                                                                                            /s/ Daniel Serruya

                                                                                                            Daniel Serruya, CEO